Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2

Date of Material Change

12 June 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 12 June 2007 through Filing Services Canada Inc.

Item 4

Summary of Material Change

MAG Silver Corp. announced assay results from Hole IE.  Hole IE demonstrates the continuity of the high grade zone of the Valdecañas Vein 400 metres to the west of discovery section M.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 12 June 2007 (NR#07-14) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 18 June 2007